FOR IMMEDIATE RELEASE	NASDAQ:TRIL
TSX: TR

TRILLIUM REPORTS THIRD QUARTER 2016 FINANCIAL RESULTS AND
PROVIDES CORPORATE UPDATE

  Additional clinical data from TTI-621 Phase 1a trial to be presented at 2016 American Society of Hematology (ASH) annual meeting in December
  Phase 1 trial with TTI-621 in solid tumors open for enrollment
  Cash totaled $55.6 million (CDN) as of September 30, 2016

TORONTO, November 10, 2016 — Trillium Therapeutics Inc. (Nasdaq: TRIL; TSX: TR), a clinical stage immuno-oncology company developing innovative therapies for the treatment of cancer, today provided a corporate update and reported financial results for the three and nine months ended September 30, 2016.

“Over the last several months, we’ve continued to advance our lead drug candidate, TTI-621, in the clinic,” said Niclas Stiernholm, president and CEO of Trillium Therapeutics. “We established a well-tolerated dose of TTI-621 in first part of the Phase 1a/1b trial in relapsed or refractory hematologic malignancies and look forward to presenting data at next month’s ASH meeting. We are now in the multi-cohort expansion portion of the trial, seeking to further characterize safety and preliminary antitumor activity of TTI-621 in multiple cancer types. We will also evaluate the agent in combination with rituximab in patients with CD20-positive lymphomas. Separately, we are commencing the Phase 1 clinical trial of TTI-621 in solid tumors and mycosis fungoides.”

Corporate Update

  In November, the Phase 1b dose expansion cohorts in the TTI-621 trial in patients with advanced hematologic malignancies were opened for enrollment. Two additional expansion cohorts were added, including a combination therapy of TTI-621 and rituximab in patients with CD20-positive lymphomas.
  Trillium’s abstract for its upcoming presentation at the 2016 ASH Annual Meeting, to be held December 3-6 in San Diego, provided initial clinical data on 11 patients from the TTI-621 hematologic malignancy Phase 1 trial. A larger initial set of Phase 1a data will be presented on December 3 at the ASH meeting.

  The dose escalation phase of Trillium’s solid tumor Phase 1 trial of TTI-621 delivered by intratumoral injection in patients with relapsed and refractory, percutaneously- accessible cancers was opened for enrollment. This study could lead to a more thorough understanding of the mechanism of action of TTI-621 and could provide insight into the tumor micro-environment before, during and after treatment with TTI- 621.

Third Quarter 2016 Financial Results
(Amounts in Canadian dollars)

As of September 30, 2016, Trillium had cash of $55.6 million. For the nine months ended September 30, 2016, the company used $16.2 million of cash for operations; $9.6 million for the acquisition of Fluorinov; and used $2.7 million for capital purchases related to its new office and laboratory facility.

Net loss for the nine months ended September 30, 2016 of $22.7 million compared to a loss of $11.7 million for the nine months ended September 30, 2015. The net loss was higher due mainly to a net foreign currency loss in 2016 of $3,090,474 from holding U.S. denominated cash with a weakening US dollar, compared to a foreign currency gain in the comparable 2015 period of $3,943,274, higher research and development expenses of $6,842,245, which included a higher intangible asset amortization amount of $2,464,251 related mainly to the acquisition of Fluorinov intangible assets. This was partially offset by the recognition of a deferred tax recovery in relation to the acquisition of Fluorinov of $3.7 million.

About Trillium Therapeutics

Trillium Therapeutics Inc. is a clinical stage immuno-oncology company developing innovative therapies for the treatment of cancer. The company’s lead program, SIRPaFc (TTI-621), is a fusion protein that consists of the CD47-binding domain of human SIRPa linked to the Fc region of a human immunoglobulin (IgG1). It is designed to act as a soluble decoy receptor, preventing CD47 from delivering its inhibitory (“do not eat”) signal. Neutralization of the inhibitory CD47 signal enables the activation of macrophage anti-tumor effects by pro-phagocytic (“eat”) signals. A Phase 1 clinical trial (NCT02663518) evaluating SIRPaFc is ongoing in advanced hematologic malignancies, and a second Phase 1 trial is underway in solid tumors (NCT02890368). Trillium also has a proprietary medicinal chemistry platform, using unique fluorine chemistry, which permits the creation of new chemical entities from validated drugs and drug candidates with improved pharmacological properties. Stemming from this platform, the company’s most advanced preclinical program is an orally-available bromodomain inhibitor, followed by an epidermal growth factor receptor antagonist with increased uptake in the brain. In addition, a number of compounds directed at undisclosed immuno-oncology targets are currently in the discovery phase.

For more information visit: www.trilliumtherapeutics.com

Caution Regarding Forward-Looking Information

This press release may contain forward-looking statements, which reflect Trillium’s current expectation regarding future results, events or developments. These forward-looking statements involve risks and uncertainties that may cause actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements. Such risks and uncertainties are described in the company’s ongoing quarterly and annual reporting. Except as required by applicable securities laws, Trillium undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Neither TSX nor its Regulation Services Provider (as that term is defined in the policies of the TSX) accepts responsibility for the adequacy or accuracy of this release.

Contact:
James Parsons
Chief Financial Officer
Trillium Therapeutics Inc.
416-595-0627 x232
james@trilliumtherapeutics.com
www.trilliumtherapeutics.com

Mark Corbae
Canale Communications for Trillium Therapeutics
619-849-5375
mark@canalecomm.com